FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940
_______________________________________________________________________________
1. Name and Address of Reporting Person

 Albanese             William            T.
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   (Last)            (First)            (Middle)

 1300 Post Oak Blvd., Suite 1220
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                     (Street)

 Houston                 Texas           77056
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   (City)               (State)         (Zip)
_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

   U.S. Concrete, Inc. (RMIX)
_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

_______________________________________________________________________________
4. Statement for Month/Year

   October 1999
_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)

_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [X] Director
   [ ] Officer (give title below)
   [ ] Other (specify below)

7. Individual or Joint Group Filing (check applicable line)

[X]  Form filed by one reporting person

[ ]  Form Filed by more than one reporting person
_______________________________________________________________________________
TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------
          1.               2.           3.                     4.                      5.             6.            7.
---------------------   --------    ----------   ------------------------------   -----------     ----------    ----------
                                                                                  Amount of       Owner-
                                                                                  Securities      ship
                        Trans-      Trans-          Securities Acquired (A)       Beneficially    Form:
                        action      action          or Disposed of (D)            Owned at        Direct        Nature of
                        Date        Code            (Instr. 3, 4 and 5)           End of          (D) or        Indirect
Title of                (Month/     (Instr. 8)   ----------------------------     Month           Indirect      Beneficial
Security                 Day/       ----------     Amount    (A) or    Price      (Instr.         (I)           Ownership
(Instr. 3)               Year)      Code   V                   (D)                3 and 4)        (Instr. 4)    (Instr. 4)
---------------------   --------    ----  ----   -----------  ------  ---------   -----------     ----------    ----------
Common Stock             10/22/99    P            20,000        A      $ 6.2188       40,000          I         By WTA Investments,
                                                                                                                 LLC, of which
                                                                                                                 Mr. Albanese
                                                                                                                 is the Manager.

Common Stock                                                                       1,313,574          I         By self as
                                                                                                                 co-trustee of
                                                                                                                 revocable trust
                                                                                                                 agreement

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g. puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------
     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------










Explanation of Responses:

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               /s/ WILLIAM T. ALBANESE                       November 10, 1999
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               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.